UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              INFORMATION STATEMENT

        Pursuant to Section 14(f) of the Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder

                             GRACE DEVELOPMENT, INC.
             (Exact name of registrant as specified in its charter)

                                    Colorado
         (State or other jurisdiction of incorporation or organization)

                                     0-25582
                            (Commission File Number)

                                   84-1110469
                      (I.R.S. Employer Identification No.)

                 2685 South Dayton Way, Unit 42, Denver, CO 80231
          (Address of principal executive offices, including zip code)

                                 (303) 337-5700
                         (Registrant's telephone number,
                              including area code)

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                             GRACE DEVELOPMENT, INC.

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQURED IN CONNECTION WITH THIS INFORMATION STATEMENT

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

                                  Introduction

      This Information Statement (the "Information Statement") is being mailed on or about September 7, 1999 to the holders of record at the close of business on August 27, 1999 of the common stock, no par value per share (the "Common Stock"), of Grace Development, Inc., a Colorado corporation (the "Company"), in connection with (i) the merger (the "Merger") of a wholly-owned subsidiary of the Company with and into New Millennium Multimedia, Inc., a Georgia corporation ("NM"), pursuant to which the shareholders of New Millennium will receive an aggregate of 53,029,371 shares of the Company's Common Stock, representing approximately 87% of the Common Stock to be outstanding immediately following the consummation of the Merger, and (ii) the election of certain persons to the Board of Directors of the Company other than at a meeting of the Company's shareholders, with such persons constituting a majority of the members thereof. No action is required by the shareholders of the Company in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

      The Board of Directors of the Company has approved the Merger. No action is required by the shareholders of the Company in connection with the Merger.

      This Information Statement is being distributed pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

               Information Relating to the Company's Common Stock

      The shares of Common Stock are the only class of voting securities of the Company outstanding. The holder of each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of August 27, 1999 there were 7,599,962 shares of Common Stock outstanding.

                        Change of Control of the Company

      On August 20, 1999, the Company entered into an Agreement and Plan of Merger (the Merger Agreement") providing for the Merger. Pursuant to the terms of the Merger Agreement, each shareholder of NM will receive 66.3013 shares of Common Stock in exchange for each

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share of the common stock, $1.00 par value of NM (the "NM Common Stock"). As a result of the Merger, the NM shareholders will own an aggregate of 53,029,371 shares of Common Stock (the "Merger Consideration"), which will constitute approximately 87% of the shares of the Company's Common Stock issued and outstanding immediately following the consummation of the Merger. Pursuant to the terms of the Merger Agreement, the Board of Directors of the Company will elect five persons designated by NM to the Company's Board of Directors (the "NM Designees").

      The Merger Agreement was attached as an exhibit to the Company's Current Report on Form 8-K dated August 20, 1999 (the "Form 8-K Report"), which was filed with the Securities and Exchange Commission (the "SEC" or the "Commission"). For further information concerning the Merger, reference is made to the Form 8-K Report. The description in this Information Statement of the Merger Agreement and its terms and conditions is qualified in its entirety by reference to the Form 8-K Report and to the Merger Agreement and such description is not, and does not purport to be, complete.

                 Directors and Executive Officers of the Company

Current Management

      The executive officers, directors and key employees of the Company, their ages and present positions with the Company are as follows:

            Name              Age         Position
            ----              ---         --------

            Jacob Barrocas    49          President, Treasurer, Secretary and
                                             Sole Director

Jacob Barrocas. Mr. Barrocas currently serves as the President, Treasurer, Secretary and sole Director of the Company since December 1, 1997. His background includes consulting to private and public companies, as applicable on the structuring of "going public" transactions, mergers, acquisitions, locating and working with industry, professionals and consultants, and similar advice. He has provided such service to numerous companies in the capacity of an individual consultant for over the past five years.

      Directors hold office until the next annual meeting of the shareholders and until their successors have been duly elected and qualify. Executive officers are elected by and serve at the discretion of the Board of Directors.

Management Following the Merger

      Upon consummation of the Merger, Mr. Barrocas will resign as President, Treasurer and Secretary, but will remain a member of the Board of Directors. The Company's Board of Directors will increase the size of the Board of Directors to six, and then each of the NM Designees will be elected by the Company's Board of Directors to serve until the next annual meeting of the shareholders and until each such person's successor has been duly elected and


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

qualified. The name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each of the NM Designees is set forth below. Each of the NM Designees has consented to serve as a director of the Company if so elected:

Louis Friedman (age 47). Mr. Friedman co-owned and operated Chemtronic, Inc., a maker of chemical specialties used in the production and repair of consumer and industrial electronic equipment, until its sale to Morgan Crucible in 1990. Since 1990, Mr. Friedman has been the principal of a family business that makes private equity and venture capital investments.

Richard L. Granville (age 30). Mr. Granville is Chairman, Chief Executive Officer and a member of the Board of Directors of NM and will become Chairman and Chief Executive Officer of the Company following the Merger. He has held his present position since August, 1998. From January, 1998 until August, 1998, he was Senior Vice President - Sales & Marketing of The Personal Solutions Group, Inc., an electronic security system provider. Previously, he was Director of Sales and Marketing at Entergy Corporation, a provider of premises security and communications services, from February, 1997 until January, 1998 and was General Sales Manger at Rollins, Inc. from August, 1994 until February, 1997.

Ronald L. McCallum (age 47). Mr. McCallum is Chief Financial Officer of NM and will become Chief Financial Officer and Secretary of the Company. Mr. McCallum joined NM in February, 1999. Mr. McCallum was Vice President - Accounting & Finance at HomeBanc Mortgage Corporation, a residential mortgage lender from 1995 until he joined NM. From 1986 to 1995, he was Controller of Tambone Corporation, a real estate development company.

Dr. Lee H. Silverstein (age 39). Dr. Silverstein is a practicing periodontic surgeon, and has been President and Chief Executive Officer of Kennestone Periodontics, P.C., a periodontic surgical practice, and its related entities, Kennestone Periodontics of Windy Hill, P.C., Kennestone Periodontics of Vinnings, P.C. and Kennestone Periodontics of Marietta, P.C., since 1991. Dr. Silverstein is also President of Kennestone Interactive, Inc., an educational center and recording studio engaged in commercial ventures, Kennestone, LLC, a real estate holding company, and Kennestone Periodontics, L.P., a holding company that purchases bulk supplies for Kennestone Periodontics, P.C. and Kennestone, LLC. Dr. Silverstein is also a member of the Board of Directors of Partners at Park Place LLC, a real estate holding company, and the Ben Massel Dental Clinic.

Peter A. Tierney (age 39). Mr. Tierney has been President and Chief Operating Officer of Millennium Optical Networks, Inc., a facilities-based competitive local exchange carrier, since January, 1999. Prior to joining Millennium Optical, he was a senior manager for telecommunications services for MCI Telecommunications Corporation from 1990 to 1995 and held tele-communication sales positions with Time Warner Communications from June, 1995 to September, 1998, when he left to form Millennium Optical.

      Following the Merger, in addition to Messrs. Granville and McCallum, who will also serve as directors of the Company, the following person will be elected an executive officer of the Company:


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

Sean T. Duffy (age 35). Mr. Duffy is Chief Sales and Marketing Officer of NM and will become Chief Sales and Marketing Officer of the Company following the Merger. Mr. Duffy joined NM in his present capacity in February, 1999. Since 1992 and prior to joining NM, he held sales and marketing positions with several companies in the telecommunications industry, including Network Plus, LCI and QWEST Communications Services, Inc.

      NM has advised the Company that, to the best knowledge of NM, except as described below, none of the NM Designees or proposed executive officers (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, (iv) is a party adverse to the Company or any of its subsidiaries in any legal proceeding or (v) has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission: Mr. Friedman owns 1,000 shares of Common Stock jointly with his spouse; Dr. Silverstein is the beneficial owner of 8,992 shares of Common Stock, including 2,696 shares held by his minor child; and Mr. Tierney is the beneficial owner of 128,000 shares of Common Stock. Pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, the NM Designees and the proposed executive officers, by virtue of their beneficial ownership of NM Common Stock, may be deemed to have beneficial ownership of the shares of the Company's Common Stock. See "Security Ownership of Certain Beneficial Owners and Management Following the Merger" on page 6 hereof.

Pending Litigation

      No director, officer, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the Company's Common Stock, or any person known to the Company to be an associate of any of the foregoing is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceedings.

                          Board Meetings and Committees

Board of Directors Meetings

      No meetings of the Board of Directors of the Company were held during the fiscal year ended December 31, 1998. From time to time during the year, the Board of Directors acted by written consent in lieu of meeting.

Board Committees

      The Board of Directors has no standing committees.


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

Compensation Committee Interlocks and Insider Participation

      On the date hereof, no interlocking relationship exists between any member of the Company's Board of Directors and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

                       Director and Executive Compensation

      The Company does not pay any compensation to its Directors. The sole executive officer of the Company serves without compensation at this time and has received no compensation during the last three fiscal years. No employment agreement exists with such officer and, except as described in "Certain Relationships and Related Transactions" on page 8 hereof, there are no stock options, warrants, rights or similar plans or arrangements or bonus or profit sharing plans with respect to the officers of the Company.

                          Security Ownership of Certain
                    Current Beneficial Owners and Management

      The following table sets forth information concerning ownership of Common Stock outstanding as of August 27, 1999 by (i) each person known by the Company to be the beneficial owner of more than 5% of Common Stock, (ii) the sole director of the Company, (iii) the sole executive officer of the Company and
(iv) all executive officers and directors of the Company as a group. The Company has been advised that the shareholder listed below holds sole voting and investment power over its shares:

      Name and Address of                 Amount of Shares
      Beneficial Owner                   Beneficially Owned    Percent of Class*
      ----------------                   ------------------    -----------------

Signal Compression, Inc.                     4,995,000               65.72%
3507 North Central Avenue
Suite 406
Phoenix, Arizona  85012

Jacob Barrocas                                       0               0
2685 South Dayton Way
Unit #42
Denver, Colorado  80231

All Directors and Executive Officers
    (one in number) as a Group                       0               0

----------

      * Based upon 7,599,962 outstanding as of August 27, 1999.


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

                    Security Ownership of Certain Beneficial
                   Owners and Management Following the Merger

      The following table sets forth information concerning ownership of Common Stock following the Merger by (i) each person who the Company believes will be the beneficial owner of more than 5% of Common Stock, (ii) the NM Designees and the director of Company, (iii) the proposed executive officer of the Company and
(iv) all executive officers and directors of the Company as a group. Except as indicated in the footnotes hereto, the listed shareholders hold sole voting and investment power over their respective shares:

                                 Number of Shares
Name and Address                 of Common Stock
of Beneficial Owner              to be Owned after the Merger  Percent of Class*
-------------------              ----------------------------  -----------------

Jacob Barrocas                                  0                     0
2685 South Dayton Way
Unit #42
Denver, Colorado  80231

Sean T. Duffy(1)                        1,326,026                      1.79%
Louis Friedman(1)(2)                    1,105,911
1.49%
Richard L. Granville(1)                14,122,176                     19.11%
Ronald L. McCallum(1)                   1,326,026                      1.79%
Lee Silverstein(1)(3)                   3,765,689                      4.99%
Peter Tierney(1)(4)                       338,982                      *

All proposed executive officers
  and Directors as a Group (7
  in number)                           21,984,810                     28.96%

M. Allen Weed(5)                       11,138,618                     15.07%
7395 Glenmora Way
Swanee, Georgia  30024

Signal Compression, Inc.(6)             4,995,000                      6.76%
3507 North Central Avenue
Suite 406
Phoenix, Arizona  85012

----------

      * Calculated assuming that 73,889,593 shares of Common Stock will be outstanding following the consummation of the Merger, which assumes the conversion of all 799,824 shares of NM Common Stock outstanding as of August 27, 1999, plus conversion of warrants for 200,000 shares of NM Common Stock that NM has been informed will be exercised prior to consummation of the Merger. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be


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

      acquired by such person within 60 days from the date of determination, upon the exercise of warrants or options or conversion of convertible securities. Each beneficial owner's percentage ownership is determined by assuming that any warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days from August 27, 1999, have been exercised or converted. An asterisk(*) beside a shareholder's name in this column indicates that such holdings constitute less than 1% of the outstanding shares of Common Stock following the Merger.

      (1) The address for these individuals is c/o New Millennium Multimedia, Inc., 1690 Chantilly Drive, Atlanta, Georgia 30324

      (2) Includes 1,000 shares of Common Stock held jointly with spouse and assumes the conversion of warrants to purchase 6,665 shares of NM Common Stock.

      (3) Includes 8,992 shares of Common Stock beneficially owned by Dr. Silverstein or his minor child and assumes the conversion of warrants to purchase 22,661 shares of NM Common Stock.

      (4) Includes 128,000 share of Common Stock beneficially owned by Mr. Tierney and the conversion of warrants to purchase 1,333 shares of NM Common Stock.

      (5) Mr. Weed currently serves as a director of NM and is employed by NM as a consultant. Following the Merger, Mr. Weed will resign as a director of NM, but will remain as a consultant to NM and the Company.

      (6) Pursuant to the terms of the Merger Agreement, shares of Common Stock held by Signal Compression, Inc. ("Signal") will be pledged to secure the indemnity obligations of the Company to NM and the shareholders of NM under the Merger Agreement.

              Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and officers and any persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Signal and Mr. Barrocas have failed to file either a Form 3 or Form 5.


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

                 Certain Relationships and Related Transactions

      Pursuant to an agreement entered into with Signal in December, 1997, Mr. Barrocas and two other entities (the "Venture Group"), agreed to undertake efforts to increase the value of Signal's holdings in the Company by, inter alia, finding a merger candidate for the Company. Pursuant to such agreement, Mr. Barrocas became the sole director and executive officer of the Company, and agreed to serve in such capacity for no compensation. Signal has agreed to compensate the Venture Group by paying over to them all proceeds from the sale of Common Stock held by Signal in excess of $.05 per share after payment of $175,000.00 in obligations owed by Signal to third parties. Signal has agreed to sell all of its Common Stock held by it consistent with (a) its obligations pursuant to the Merger Agreement, (b) market conditions, (c) applicable laws and regulations and (d) maximization of proceeds from such sale or sales. Mr. Barrocas has informed the Company that he holds a 25% interest in the Venture Group. The Venture Group has agreed to subordinate its rights under their agreement with Signal to Signal's obligations pursuant to the Merger Agreement.

                                          By Order of the Board of Directors


                                          /s/ Jacob Barrocas
                                          Jacob Barrocas
                                          President, Treasurer and Secretary

Denver, Colorado
September 7, 1999


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